February 29, 2008	Trading Symbol: TSX.V – HNC

Hard Creek drills 64 metres of 0.47% Nickel

(Vancouver, British Columbia) – Hard Creek Nickel Corporation is pleased to provide analytical results for the final 31 diamond drill holes, totaling 10,445 metres (34,268 feet) from the 75 hole, 2007 drilling program, at its 100% owned Turnagain Project, located 70km (43.5 miles) east of Dease Lake in British Columbia. Results for all 75 of the drill holes have now been released.

The majority of the holes reported below were designed as infill holes to demonstrate continuity of the sulphide mineralization in the Horsetrail-Northwest Deposit. Six widely spaced holes also tested the outer limits of the known mineralization. Two deeper holes, 07-201 and 07-225 were drilled from the north side of the Horsetrail Deposit to test for depth extensions to the known mineralization. One hole, 07-206, was drilled beneath the original Discovery showing and two holes, 07-168 and 07-203, tested the southern side of the Duffy Zone. The majority of the drill holes were NQ-size core. Included in the 31 reported holes are five PQ-size holes, for 413m (1,355 feet), drilled to collect large core for crushing and grinding tests; not all this core was submitted for analyses. Drill hole locations can be viewed on a plan map at www.hardcreeknickel.com/plan.htm.

The mineralized holes intersected significant widths of intercumulus pyrrhotite-pentlandite, hosted by variably serpentinized wehrlite and dunite, and demonstrate continuity of mineralization between previous intercepts. Holes in both the central and western portions of the Horsetrail-Northwest Deposit intercepted greater than 100m (330 feet) intervals of better than average nickel grades.

Hole 07-227 intersected 152m (500 feet) averaging 0.36% Ni starting at a depth of 12m and included a 64m long interval of 0.47% Ni. Adjacent hole 05-106 intersected a 235.9m (775 feet) long interval, from surface, averaging 0.30% Ni and included a 53m long interval averaging 0.46% Ni (see Dec. 13, 2005 news release). Hole 07-215, drilled near the centre of the Horsetrail deposit, intersected a 184m (604 feet) long interval that started near surface from a depth of 8m, and averaged 0.30% Ni. Two other holes, collared in the eastern portion of the Horsetrail deposit encountered significant nickel grades; hole 07-246 intersected 48m (157 feet) averaging 0.35% Ni, including a 20m (66 feet) interval averaging 0.48% Ni and hole 07-248, drilled 76m away from 07-246 on the same north-south section, intersected 48m (157 feet) averaging 0.33% Ni. These reported holes, all located in the core of the Horsetrail Deposit, have tested a 420m (1,380 feet) strike length of higher grade near-surface nickel mineralization, with excellent continuity. These results support the company's concept of a higher grade starter pit in the Horsetrail Deposit.

In the northwestern portion of the Horsetrail-Northwest Deposit, hole 07-204 intersected a 112m (367 feet) long interval averaging 0.30% Ni and hole 07-219 intersected 212m (696 feet) averaging 0.28% Ni that included a 96m (315 feet) interval averaging 0.30% Ni.

#1060 – 1090 W. Georgia Street Vancouver, BC V6E 3V7 Tel (604) 681-2300 Fax (604) 681-2310
info@hardcreek.com www.hardcreeknickel.com

Hole #		From (m)	To (m)	Length (m)	Ni %	Co %
07-103		237	277	40	0.25	0.012

07-168	No significant results
07-188	Abandoned in overburden
07-193	Abandoned in overburden

07-201		56	124	68	0.23	0.014
		156	184	28	0.23	0.013
		204	228	24	0.25	0.016
		328	368	40	0.23	0.013
		572	604	32	0.22	0.014

07-203	No significant results

07-204		80	104	24	0.32	0.018
		192	208	16	0.32	0.017
		236	268	32	0.24	0.014
		380	492	112	0.30	0.017

07-206		40	84	44	0.32	0.015
		244	268	24	0.22	0.013

07-208M		20	44	24	0.27	0.012

07-212M		120	137.1 EOH	17.1	0.24	0.014

07-213M		7.9	48	40.1	0.34	0.020

07-215		8	192	184	0.30	0.017
		248	316	68	0.23	0.017

07-217		144	164	20	0.31	0.014
		272	348	76	0.24	0.013

07-218		44	68	24	0.25	0.021
		312	384	72	0.24	0.013

07-219		128	180	52	0.27	0.016
		208	420	212	0.28	0.015
	incl.	308	404	96	0.30	0.017

07-220M	Not sampled

07-221		20	116	96	0.24	0.017

#1060 – 1090 W. Georgia Street Vancouver, BC V6E 3V7 Tel (604) 681-2300 Fax (604) 681-2310
info@hardcreek.com www.hardcreeknickel.com

		156	300	144	0.24	0.013
	incl.	276	300	24	0.31	0.017

07-222		14	64	50	0.23	0.013
		200	396	196	0.25	0.014
	incl.	208	244	36	0.33	0.014

07-223		84	108	24	0.23	0.016
		236	252	16	0.22	0.017
		276	292	16	0.21	0.012
		300	380	80	0.27	0.015

07-224M	Not sampled

07-225		20	32	12	0.22	0.018
		92	104	12	0.22	0.012
		128	176	48	0.24	0.016
		224	244	20	0.21	0.013
		576	592	16	0.22	0.015

07-226		20	32	12	0.22	0.015
		60	80	20	0.21	0.012

07-227		12	164	152	0.36	0.019
	incl.	96	160	64	0.47	0.025
		200	228	28	0.23	0.014

07-228		9.2	24	14.8	0.28	0.015
		48	84	36	0.26	0.015
		248	264	16	0.24	0.011

07-229		16	60	44	0.29	0.012
		92	144	52	0.21	0.019

07-241		72	84	12	0.25	0.014
		148	320	172	0.27	0.015
	incl.	148	180	32	0.32	0.016

07-242		100	140	40	0.26	0.012
		256	284	28	0.27	0.014

07-243		68	84	16	0.39	0.019
		120	128	8	0.71	0.024

07-244		96	168	72	0.26	0.016

#1060 – 1090 W. Georgia Street Vancouver, BC V6E 3V7 Tel (604) 681-2300 Fax (604) 681-2310
info@hardcreek.com www.hardcreeknickel.com

	incl.	112	132	20	0.30	0.013
		228	244	16	0.22	0.014

07-245	No significant results

07-246		40	88	48	0.25	0.012
		136	184	48	0.35	0.020
	incl.	148	168	20	0.48	0.024
		289	345	56	0.31	0.015

07-247	No significant results

07-248		9	28	19	0.23	0.012
		48	96	48	0.33	0.014
		180	336	156	0.28	0.018
	incl.	268	292	24	0.35	0.015

Results for the reported drill holes in the Horsetrail-Northwest Deposit will be included in an updated resource estimate to be completed shortly by AMEC Americas Limited.

True widths of mineralization have been estimated to be approximately 80 percent of reported core intervals in the Horsetrail area. Samples for analysis were generally 4m in length of split NQ-size core. Reference pulps with known nickel, copper, platinum and palladium values were inserted every 25 core samples and rock blanks inserted every 30 samples to monitor laboratory performance as part of the QC/QA program.

Total nickel, copper and cobalt values were determined by ICP emission spectrometry following four-acid digestion of a representative pulp sample. Platinum and palladium values were determined by ICP emission spectrometry following lead-collection fire assay fusion of a 30 gram pulp. All analytical work was conducted by Acme Analytical Laboratories Ltd., an ISO 9001 registered facility, located in Vancouver. IPL, an ISO 9001 registered facility, also located in Vancouver, is carrying out check analyses on ten percent of the samples.

The Turnagain Nickel Project resource in the Horsetrail-Northwest deposit has been recently estimated (see December 10, 2007 News Release for details) with the measured and indicated resource estimated at 489 million tonnes grading 0.22% total nickel (0.16% nickel in sulfides) and 0.012% cobalt and an additional inferred resource of 560 million tonnes grading 0.20% total nickel (0.15% nickel in sulfides) and 0.011% cobalt.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

This news release has been reviewed and approved by Neil Froc, P.Eng., a qualified person consistent with NI 43-101.

On behalf of the Board of Directors of Hard Creek Nickel Corporation

“Mark Jarvis”
MARK JARVIS, President

The TSX Venture Exchange does not accept responsibility for the accuracy or adequacy of this news release.

#1060 – 1090 W. Georgia Street Vancouver, BC V6E 3V7 Tel (604) 681-2300 Fax (604) 681-2310
info@hardcreek.com www.hardcreeknickel.com